                                                               EXHIBIT (a)(5)(Q)

                          UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF MICHIGAN

 --------------------------------------------------------------x
                                                               :
 SIMON PROPERTY GROUP, INC.,
 SIMON PROPERTY ACQUISITIONS, INC., AND RANDALL J. SMITH,      :

                                     Plaintiffs,               :

                           - against -                         :

 TAUBMAN CENTERS, INC., A. ALFRED TAUBMAN, ROBERT S.           :
 TAUBMAN, LISA A. PAYNE, GRAHAM T. ALLISON, PETER
 KARMANOS, JR., WILLIAM S. TAUBMAN, ALLAN J. BLOOSTEIN,        :
 JEROME A. CHAZEN, AND S. PARKER GILBERT,
                                                               :       CIVIL ACTION NO. 02-74799
                                     Defendants.
                                                               :       JUDGE VICTORIA A. ROBERTS

                                                               :

 --------------------------------------------------------------x

                       SPG'S SECOND AMENDED COMPLAINT FOR
                        DECLARATORY AND INJUNCTIVE RELIEF

         Plaintiffs Simon Property Group, Inc. ("SPG"), Simon Property Acquisitions, Inc. ("SPA"), and Randall J. Smith, by their undersigned attorneys, as their second amended complaint against defendants, allege as follows:

                              PRELIMINARY STATEMENT

         1. SPG, the nation's largest retail mall real estate investment trust, with 249 malls and shopping centers in 36 states, has offered an extraordinary opportunity to the public stockholders of Taubman Centers, Inc. (the "Company") to sell their shares to SPG for $20.00 in cash. This price represents approximately a 50% premium to the closing market price of the Company's common stock on the day SPG made its initial $17.50 offer to the Company in

October of this year. It is also higher than the price at which the Company's shares have ever traded. SPG's offer is not conditioned on the receipt of financing or any due diligence investigation of the Company. SPG has formally commenced a tender offer through SPA, a subsidiary of SPG, which would allow the Company's shareholders to take advantage of SPG's compelling offer and directly tender their shares to SPA (the "SPG Tender Offer"). On January 15, 2003, Westfield America, Inc. ("Westfield") joined the SPG offer.

         2. While SPG seeks nothing more than to give the Company's public shareholders a full and fair opportunity to consider the merits of its offer, that opportunity is being thwarted by the Taubman family, which flatly opposes the offer and refuses even to discuss it. This is despite the fact that the SPG offer gives the Taubman family complete flexibility to retain, sell or exchange its economic stake as it wishes. Of greater and more immediate concern, however, is that the family, which owns only 1% of the economic interest in the Company, purports to wield an effective veto power over the offer to the public shareholders who own the remaining 99%. The Taubmans have erected their purported veto power through a series of tactical corporate mechanisms giving it a blocking voting position against unsolicited takeovers. As detailed below, these include:

         (a) a provision in the Company's Articles of Incorporation (or "charter"), extraordinary in that it is unalterable and unwaivable by the Company's board of directors, preventing any outside party from acquiring more than 9.9% of the Company's capital stock absent amendment of the charter by a two-thirds shareholder vote (the "Excess Share Provision");

         (b) providing to the Taubman family, for nominal consideration, without shareholder approval as required under Michigan statutory law, a new series of voting preferred stock (the "Series B Preferred Stock") that increased its purported voting power over the Company from less than 1% to just over 30%;(1)

         (c) in direct response to SPG's offer, the acquisition of an additional 3% of voting power by exercising options and persuading several close associates of the family to sign over voting rights on their shares, designed to ensure the Taubmans' veto power over any sale (the "New 3% Shares"); and

         (d) most recently, enacting an amendment to the Company's by-laws to eliminate the right of the shareholders to call a special meeting on their own, and to set the date of such meeting. This improper amendment was passed specifically in reaction to SPG's announcement that it intended to call a special meeting to allow the shareholders to vote to remove impediments to SPG's tender offer. If allowed to stand, this amendment will enable the Company's board to delay such a special meeting by several weeks if not months, thereby interfering with the shareholders' voting rights and their ability to consider SPG's tender offer.

--------
(1) As detailed below, the Michigan Control Share Act, M.B.C.A. ss. 450.1790 ET SEQ., required that the Taubmans' purported increase in voting power from less than 1% to over 30% be approved by a shareholder vote. No such vote was held, and accordingly the shares of Series B Preferred Stock held by the Taubmans have no voting rights.

         3. Whatever the motivation for and validity of any of these actions taken individually -- and there is ample basis for challenging them in both respects -- taken in tandem, their practical effect is to foreclose an all-cash premium tender offer that the Company's public shareholders may well consider to be in their economic interest to accept. Several shareholder lawsuits have already been filed against the Company and its board of directors alleging that the board is improperly acting out of self-interest to frustrate SPG's offer and to deny what one of those lawsuits terms the "extremely generous premium" afforded by the offer. An analyst following the Company recently stated that SPG's offer "represents a valuation well in excess of where the shares have traded any time in the past and well in excess of where the shares may trade in the foreseeable future." So that the shareholders at least be given a choice as to whether to accept the offer, relief from this Court is necessary to declare invalid and enjoin any vote by the Taubmans of their purported blocking position, as well as the recent by-law amendment, that would have the effect of disenfranchising the public shareholder body who own 99% of the economic interest in the Company.

         4. Such relief has become necessary not only because of the practical operation of the various procedural impediments created by the board and the Taubmans, but because the Company's board of directors is simply slavishly following the dictates of the Taubman family. Without engaging in a careful, independent and deliberate consideration of the SPG offer, the board has supinely accepted the Taubman family line that because of the family's asserted veto power, there is nothing to talk about and any efforts to purchase the Company would not be "productive." Indeed, within one hour of SPG's public announcement of its offer to the board on November 13, 2002, the Company, at the behest of the Taubman family, summarily rejected it.

         5. Directors have a fiduciary duty not to allow the corporate machinery to be used in a manner injurious to the public shareholders, and controlling shareholders, such as the Taubmans, likewise have a duty to exercise their control in a fair and equitable manner. Having caused or allowed the Series B Preferred Stock to be given to the Taubman family while aware of the Excess Share Provision embedded in the Company's charter, which, in conjunction with the New 3% Shares, operate to preclude SPG's all-cash offer, the board must now act affirmatively to protect the Company's shareholders and not resign itself to domination and control by the Taubman family, whose interests directly contravene the best interests of the Company's shareholders.

                                    PARTIES

         6. Plaintiff SPG is organized and exists under the laws of the State of Delaware and has its principal place of business located at 115 West Washington Street, Suite 15 East, Indianapolis, Indiana. SPG is a self-administered and self-managed real estate investment trust ("REIT"). SPG is the managing general partner of Simon Property Group, L.P. (the "SPG Operating Partnership"). Through the SPG Operating Partnership, SPG is engaged in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. SPG owns 5,500 shares of the Company's common stock.

         7. Plaintiff SPA is organized and exists under the laws of the State of Delaware and has its principal place of business located at 115 West Washington Street, Suite 15

East, Indianapolis, Indiana. SPA is a wholly-owned subsidiary of SPG and is the entity that is making the SPG Tender Offer. SPA owns 5,500 shares of the Company's common stock.

         8. Plaintiff Randall J. Smith resides in California and is an Executive Vice President of Westfield. Mr. Smith has been a shareholder of the Company continuously since 1993. Mr. Smith owned, and continues to own, 300 shares of the Company's common stock, since 1993.

         9. The Company, also a REIT, is organized and exists under the laws of the State of Michigan and has its principal place of business located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan. The Company conducts its operations through The Taubman Realty Group Limited Partnership ("TRG"), a real estate company, which manages the Company's properties and business affairs. The Company is the managing general partner of, and has an approximate 62% interest in, TRG. (Approximately 30% of the remaining interest in TRG is owned by the Taubman family and 8% is owned by other investors.)

         10. Defendant A. Alfred Taubman is the founder of the Company and, upon information and belief, currently resides in Rochester, Minnesota. Alfred Taubman was a director of the Company from its incorporation in 1973 until his resignation in December 2001. Alfred Taubman has a 0.4% economic interest in the Company. By contrast, he purportedly has nearly 30% voting power in the Company (individually and through various entities under his control). He possesses this purported voting power principally through the Series B Preferred Stock. Alfred Taubman has previously served as the Chairman of the Board of Sotheby's Holdings, Inc., and as a director of Livent, Inc., and Hollinger International, Inc.

         11. Defendant Robert S. Taubman is Chairman of the Board, President and Chief Executive Officer of the Company, and, upon information and belief, resides in Michigan. Robert Taubman has served as a director of the Company since 1992. Robert Taubman is also a director of Comerica Bank and of Sotheby's Holdings, Inc., and represents the Company as a director of fashionmall.com, Inc. Robert Taubman, or entities he controls, owns less than 1% of the outstanding voting shares of the Company's stock. He is the brother of defendant William Taubman and the son of defendant Alfred Taubman. In his capacity as Chairman of the Board, President and Chief Executive Officer of the Company, Robert Taubman was paid $2,439,864 in total compensation for fiscal year 2001, including $750,000 in salary, $468,000 in bonuses, $1,196,250 in deferred compensation, and $25,614 in other compensation.

         12. Defendant William S. Taubman is a director and Executive Vice President of the Company, and, upon information and belief, resides in Michigan. William Taubman has served as a director of the Company since 2000. William Taubman has held various executive positions with The Taubman Company LLC, which is an indirect subsidiary of TRG. William Taubman is the brother of defendant Robert Taubman and the son of defendant Alfred Taubman. In his capacity as a director and Executive Vice President of the Company, William Taubman was paid approximately $1,266,079 in total compensation for fiscal year 2001, including $474,994 in salary, $312,500 in bonus, $453,450 in deferred compensation, and $25,135 in other compensation.

         13. Defendant Lisa A. Payne ("Payne") is a director, Executive Vice President, and Chief Financial and Administrative Officer of the Company, and, upon information and belief, resides in Michigan. Payne has served as a director of the Company since 1997.

         14. Defendant Graham T. Allison ("Allison") is a director of the Company, and, upon information and belief, resides in Massachusetts. He has served as a director of the Company since 1996. Allison previously served as a director of the Company for one year, from 1992 through 1993.

         15. Defendant Peter Karmanos, Jr. ("Karmanos"), is a director of the Company, and, upon information and belief, resides in Michigan. He has served as a director of the Company since 2000. Karmanos is also a director of Detroit Renaissance, an urban renewal organization, of which defendant Alfred Taubman has also served as a director.

         16. Defendant Allan J. Bloostein ("Bloostein") is a director of the Company, and, upon information and belief, resides in Connecticut. Defendant Bloostein has served as a director of the Company since 1992.

         17. Defendant Jerome A. Chazen ("Chazen") is a director of the Company, and, upon information and belief, resides in New York. Defendant Chazen has served as a director of the Company since 1992. Chazen is Chairman of Chazen Capital Partners, a private investment company, and along with Robert Taubman is also a director of fashionmall.com, Inc.

         18. Defendant S. Parker Gilbert ("Gilbert") is a director of the Company, and, upon information and belief, resides in New York. Gilbert has served as a director of the Company since 1992. He is a retired Chairman of Morgan Stanley Group, Inc.

         19. Defendants Robert Taubman, William Taubman, Payne, Allison, Karmanos, Bloostein, Chazen and Gilbert are referred to herein collectively as the "Director

Defendants." Defendants Bloostein, Chazen and Gilbert have been directors of the Company for approximately ten years, and Allison for approximately seven years. Because all four have served on the Company's board for more than three years, none of Allison, Bloostein, Chazen, or Gilbert qualifies as an "Independent Director" under Michigan Business Corporations Act ss. 450.1107, which provides that an "Independent Director" is a director who "[d]oes not have an aggregate of more than 3 years of service as a director of the corporation, whether or not as an independent director." In fact, all of the non-officer/non-employee directors are dominated and controlled by, and are beholden to, the Taubman family and do not possess the independence necessary to qualify as independent directors.

                             JURISDICTION AND VENUE

         20. This court has jurisdiction pursuant to 28 U.S.C.ss.1332, as plaintiffs and defendants are citizens of different states, and the amount in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

         21. Defendants are subject to personal jurisdiction in this judicial district, and transact business in this judicial district.

         22. Venue is proper in this judicial district pursuant to 28 U.S.C.ss.1391(a)(2), as a substantial part of the events and omissions giving rise to this action occurred in this district.

                                   BACKGROUND

                     SPG'S OFFER TO PURCHASE TAUBMAN CENTERS

         23. On October 16, 2002, SPG made a written proposal to defendant Robert Taubman to purchase all of the outstanding common stock of the Company at a significant premium to its current market price.

         24. On October 21, 2002, without the benefit of discussing with SPG the details of its proposal, and, upon information and belief, without disclosure to the Company's board of directors or stockholders, Robert Taubman summarily rejected SPG's proposal.

         25. In a letter dated October 22, 2002, SPG reiterated the basic terms of its offer. SPG proposed that it would pay $17.50 in cash for each share of Company common stock, which represented a 30% premium to the $13.50 closing market price of the Company's common stock on the date of this letter. SPG also gave the Taubman family a choice. The Taubman family could exchange its limited partnership interests in TRG for limited partnership interests in the SPG Operating Partnership. Alternatively, the Taubman family could remain limited partners in TRG. Thus, SPG's offer to purchase the outstanding common stock would not impact the Taubman family's economic interests in any way if the Taubman family so wished. Nor would the offer jeopardize the Company's status as a REIT for tax purposes, the purported rationale for the Excess Share Provision in the Company's charter. SPG's proposal also expressly stated that it was not subject to the receipt of financing or any due diligence investigation of the Company or its subsidiaries.

         26. On October 28, 2002, Robert Taubman again rejected SPG's proposal, and on October 29, 2002, sent a summary one-paragraph letter, which conclusorily stated: "The Board is unanimous in concluding that the company has no interest whatsoever in pursuing a sale transaction, and that discussion as to such a transaction would not be productive."

         27. On November 13, 2002, SPG publicly announced its offer to the board. SPG also apprised the Company's board regarding SPG's flexibility in structuring the deal to allow the Taubman family to retain, sell or exchange their interests as they wished.

         28. Less than one hour later, the Company issued a press release stating that:

         "The Taubman Centers Board of Directors has unanimously rejected this proposal. In addition, the Taubman family has informed the Board that it is categorically opposed to the sale of the Company. Given the family's position, any efforts to purchase Taubman Centers would not be productive."

                       THE TAUBMAN FAMILY FURTHER ACTS TO
               SOLIDIFY ITS BLOCKING POSITION AND ENTRENCH ITSELF

         29. Within days of SPG' s public announcement of its initial $17.50 all cash offer, the Taubman family began to solidify its voting power and to further entrench itself. On November 15, 2002, the Taubman family issued a press release and filed a corresponding Schedule 13D with the Securities and Exchange Commission ("Schedule 13D"), announcing that pursuant to certain "voting agreements" certain non-family stockholders had given Robert Taubman proxies to vote their shares and that the Taubman family now controlled over one-third of the Company's outstanding voting stock. All of the stockholders mentioned in the Company's November 15, 2002 press release were either holding companies for the Taubman family, or close friends (or entities controlled by close friends) of the Taubman family.

         30. More specifically, as disclosed in the Schedule 13D, on November 14, 2002, Alfred Taubman's two sons -- Robert and William -- exercised a total of 300,000 options; Robert Larson, former vice chairman of the board, purchased 266,366 shares in the open market; The Max M. Fisher Revocable Trust purchased 150,000 shares in the open market; and Mr. Larson, Max M. Fisher, and John and Terry Rakolta (and entities they control), each of whom is a close personal friend of Alfred Taubman, transferred voting power over an aggregate of 2,440,762 shares to Robert Taubman.

         31. Thus, at a time when the board should have been evaluating SPG's premium all-cash offer on the merits, the Taubman family was hurriedly acting to further entrench itself by adding to its blocking position. As disclosed in the
Schedule 13D, Robert Taubman entered into the voting agreements "for the purposes of preventing an unsolicited takeover of the Company" and, as a result, "Robert S. Taubman together with the Taubman family controls 33.6% of the vote of the capital stock of the Company." The Schedule 13D announced that Robert Taubman and the Taubman family, as a group, now had the intention and absolute ability to block the SPG Tender Offer.

         32. As detailed more fully below, the acquisition of voting power by the Taubman family with respect to the New 3% Shares was a "control share acquisition" because, as a result, the Taubman family's claimed voting power -- individually, as well as through various family members, trusts and other members of a group which includes the Taubman family -- in the Company increased from about 30% to 33.6%.

         33. The events triggering the filing of the recent Schedule 13D also constituted the formation of a "group" with respect to the entire 33.6% voting power claimed by Robert Taubman and the Taubman family, and hence was a control share acquisition. Under Michigan law, such a transaction required the approval of a majority of the holders of the disinterested shares for the Taubman family to acquire the right to vote those shares. No such approval was sought or obtained.

                              THE SPG TENDER OFFER

         34. On December 5, 2002, SPA commenced a tender offer to purchase the Company's outstanding common stock for $18.00 in cash per share. On January 15, 2003, the offer was increased to $20.00 in cash per share and Westfield joined the offer. The SPG Tender Offer is conditioned on a number of events, including that the Excess Share Provision be amended or waived as to SPG and that there be validly tendered and not withdrawn shares of the Company's common stock representing at least two-thirds of the Company's total voting power. If the Taubman family is permitted to vote the Series B Preferred Stock and the New 3% Shares, then, as a practical matter, the SPG Tender Offer will not be consummated.

         35. The SPG Tender Offer is also conditioned on SPG being granted full voting rights for all shares acquired in the SPG Tender Offer under the Michigan Control Share Act, or that the Michigan Control Share Act does not apply to the shares being acquired in the SPG Tender Offer or is invalid. For purposes of satisfying this condition, SPG previously commenced steps, including filing preliminary proxy materials with the SEC, to demand that a special meeting of the Company's shareholders be called (the "Control Share Special Meeting"), at which the Company's shareholders would be asked to vote to approve full voting rights for the shares to be acquired in the SPG Tender Offer. A majority vote of the Company's shareholders would have been necessary for approval of voting rights for these shares if the Michigan Control Share applied to the transaction.

         36. Evidently recognizing that the Company's disinterested shareholders would vote overwhelmingly to approve voting rights for SPG to enable the SPG Tender Offer to be completed, the board -- five days after learning of SPG's intention to call the Control Share Special Meeting -- amended the Company's by-laws to opt out of the Michigan Control Share Act, citing the "cost and distracting nature of a special meeting of shareholders." As a result, the

Control Share Special Meeting will not be held, although, as discussed below, SPG still intends to request a special meeting to propose the repeal of the Excess Share Provision.

         37. On December 10, 2002, the Company formally rejected the SPG Tender Offer, reiterating the opposition of the board and the Taubman family to the offer. While claiming that the offer was "inadequate" from a financial standpoint, the Company gave no indication of what an "adequate" offer would be. To the contrary, while citing a number of purported "reasons" for rejecting the offer, the Company continued to cite and rely on "the fact that the Taubman family and other shareholders, with a combined voting power of over a third of the total voting power of the Company's capital stock have indicated they do not intend to tender their Common Shares and have taken the firm position that they are not interested in pursuing a sale transaction." In other words, regardless of the merits of the offer, the Company is not for sale at any price because of the Taubman family's "firm position" in which the board is acquiescing. The Company's board has also rejected the increased $20 offer.

                       THE COMMON STOCK OF TAUBMAN CENTERS
                   HAS SIGNIFICANTLY UNDERPERFORMED THE MARKET

         38. The Company was incorporated in Michigan in 1973 and had its initial public offering (the "IPO") in 1992. Upon completion of the IPO, the Company became the managing general partner of TRG. Upon information and belief, the Company currently has a 62% managing general partnership interest in TRG, through which the Company conducts all of its operations.

         39. The stock price of the Company has underperformed the market in recent months and years. From October 1998 until October 22, 2002 (the day SPG made its initial

$17.50 offer to the Company), the Company's shares declined 4%, even though the average stock price of comparable REITs increased for the same period.

         40. Market observers familiar with the Company have attributed its recent underperformance to bad management. As one analyst was recently quoted as saying, if SPG is successful in acquiring the Company, "[y]ou would be swapping bad management for good management." A University of Michigan finance professor, commenting on the Company, explained to the DETROIT FREE PRESS that typical targets of takeovers are "ones that are doing poorly financially" and that SPG sees in Taubman Centers a company that is "not performing up to its potential."

               THE SERIES B PREFERRED STOCK IS GIVEN TO THE FAMILY
                 WITHOUT A PROPER PURPOSE OR A SHAREHOLDER VOTE

         41. Prior to August 1998, the Taubman family's voting power in the Company and economic interest in the Company were both below 1%. The remainder of the voting and economic interests in the Company were in the hands of the public shareholders. The Company and TRG were (and remain) separate legal entities, a design originally created to provide tax benefits to the Taubman family. Prior to August 1998, TRG was controlled by a 13-member Partnership Committee, on which the Taubman family held only a minority of four seats. The Taubman family owned approximately 23% of the partnership units of TRG, while General Motors Pension Trust ("GMPT") owned approximately 37% of the partnership units and the remainder were owned by the Company. Decisions of the Partnership Committee and control of TRG were governed by majority vote. Thus, as of August 1998, the Taubman family did not hold a blocking position with respect to either the Company or TRG. At any time prior to August 1998, if an offer (such as the SPG Tender Offer) to acquire shares of the Company's common stock were received, the public shareholders of the Company would have been free to amend the Company's charter to repeal the Excess Share Provision and take any other actions necessary to ensure that they received the highest value for their shares without fear of a Taubman family veto.

         42. This entire structure was drastically and improperly altered through an August 1998 restructuring that was designed to give the Taubman family substantial veto powers in the Company that they were not and are not entitled to exercise. Through this transaction the Board, in breach of its fiduciary duty and Michigan statutory law, purportedly increased the Taubman family's voting power in the Company, notwithstanding the lack of a parallel change in the Taubman family's economic interest in the Company.

         43. Specifically, on August 19, 1998, the Company announced that it had purchased the TRG partnership units owned by GMPT (the "GMPT Exchange"). As a result of its purchase, the Company obtained a controlling interest in TRG. In connection with the GMPT Exchange, although not announced in any public filings until after the transaction, the Company, for the nominal amount of $38,400, determined to give to the remaining limited partners in TRG (consisting primarily of the Taubman family) one share of the new Series B Preferred Stock in the Company for each TRG unit held by those limited partners. The transaction concerning the Series B Preferred Stock was not submitted to a shareholder vote, nor was it even disclosed in the press release announcing the GMPT Exchange. Indeed, the Series B Preferred Stock transaction was not even mentioned until, on October 15, 2002, nearly two months after the GMPT Exchange was publicly announced, the Company made a filing with the Securities and Exchange Commission cryptically stating that it "became obligated" to issue the Series B

Preferred Stock to the Taubman family in connection with the GMPT Exchange. Even then, the filing provided no explanation of the fact that the Series B Preferred Stock purported to give the Taubman family virtual veto power over major transactions concerning the Company and, in particular, unsolicited takeover attempts.

         44. The Series B Preferred Stock purported to increase the Taubman family's voting power in the Company from less than 1% to 30%. The Series B Preferred Stock, if valid, gives the Taubman family effective control over decisions affecting the Company's public stockholders even though the family's economic interest in the Company is DE MINIMIS. Thus, the Taubman family could vote its shares to effectively block amendments to the Company's charter and any other action requiring a two-thirds vote of the voting stock. Prior to receiving the Series B Preferred Stock, the Taubman family did not possess such control or veto powers over the Company. The Series B Preferred Stock is convertible to common stock at a ratio of 14,000 shares to one; therefore, all of Alfred Taubman's Series B shares, if converted to common stock, would amount to less than 2,000 common shares out of more than 51 million shares of common stock.

         45. The following table illustrates the purported change in ownership at the Company by virtue of the transfer of the Series B Preferred Stock to the Taubman family:

----------------------- -------------------- --------------------------- ------------------ --------------------------
                          TAUBMAN FAMILY     PUBLIC STOCKHOLDERS TOTAL    TAUBMAN FAMILY       PUBLIC STOCKHOLDERS
                        TOTAL VOTING POWER      VOTING POWER IN THE          ECONOMIC       ECONOMIC INTEREST IN THE
                          IN THE COMPANY              COMPANY             INTEREST IN THE            COMPANY
                                                                              COMPANY
----------------------- -------------------- --------------------------- ------------------ --------------------------
  Pre-GMPT Exchange        less than 1%            more than 99%           less than 1%           more than 99%
----------------------- -------------------- --------------------------- ------------------ --------------------------

  Post-GMPT Exchange            30%                     70%                     1%                     99%
----------------------- -------------------- --------------------------- ------------------ --------------------------

         46. On August 18, 1998, the Company told the public in a press release accompanying the GMPT Exchange transaction:

         With the [Company] now having a majority and controlling interest in TRG, we will dissolve the TRG Partnership Committee. GMPT will relinquish its two seats on the [Company's] board of directors resulting in the [Company] having a majority of independent directors.

         47. The press release did not disclose that, in connection with the GMPT Exchange, the Company would give the Series B Preferred Stock to the limited partners in TRG, consisting primarily of the Taubman family, and thus endow the Taubmans with a purported 30% voting position over the Company.

         48. The acquisition of the Series B Preferred Stock by the Taubman family -- and the effective control that such an acquisition handed to the Taubman family -- was a "control share acquisition" under the Michigan Control Share Act, because the Taubman family's ostensible voting power in the Company was increased from (1) less than one-fifth, to (2) between one-fifth and one-third. Under the Control Share Act, for the Taubman family to acquire the right to vote those shares, the transaction required the approval of a majority of the Company's shareholders. No such approval was ever sought or given, and those shares therefore have no voting rights.

         49. The Taubman family and the other limited partners paid an aggregate of only $38,400 for the shares of Series B Preferred Stock in the 1998 control share transaction, although the stock provided the Taubman family with a purported 30% vote and substantial veto powers over the Company. The transfer of the Series B Preferred Stock had no valid corporate purpose, and was designed simply to bestow upon the Taubman family extraordinary powers and rights, and to dilute the voting power of the public shareholders. No fair consideration was paid by the Taubman family for the Series B Preferred Stock.

         50. The terms of the Series B Preferred Stock, set forth in the charter, make it clear that the holders would wield extreme -- indeed, dispositive -- power with respect to the voting rights of the Company. Each share of Series B Preferred Stock purportedly would entitle the holder to vote with the holders of the Company's common stock on all matters submitted to the Company's shareholders.

           THE COMPANY'S EXCESS SHARE PROVISION AS ADOPTED AND APPLIED
    BY THE COMPANY'S BOARD OF DIRECTORS HAS SIGNIFICANT ANTI-TAKEOVER EFFECT

         51. Article III, Section 2, Subsection (d) of the Company's Articles of Incorporation (the "Articles"), the Excess Share Provision, is designed to prohibit the ownership by any person, as defined by the Articles, of shares in excess of 8.23% of the "aggregate value" of the outstanding common stock and preferred stock of the Company. Subject to certain specified exceptions, any transfer that would result in any person owning in excess of 8.23% of the aggregate value of the outstanding common stock and preferred stock of the Company (or

9.99% where the board has exempted a person from the 8.23% limit), is purportedly void AB INITIO as to the shares of common stock and/or preferred stock that are in excess of the limit, and the intended transferee acquires no rights -- including voting rights -- in such shares.

         52. Although it is not uncommon for a REIT to include an excess share provision in its Articles or by-laws to ensure compliance with the Internal Revenue Code, which prohibits five or fewer individuals from owning in the aggregate in excess of 50% of the value of the shares of a REIT, such provisions invariably grant the REIT's board of directors the discretion to waive the limitation with respect to particular acquirors. This gives the board discretion to act in the best interests of the stockholders. In any event, acquisition of a REIT by a REIT, as is contemplated by SPG's offer, would not implicate the REIT status rules of the Internal Revenue Code.

         53. The Company's Excess Share Provision is far more restrictive because it cannot be waived by the board to allow any person to own more than 9.9% of the aggregate value of the Company's outstanding capital stock, even if the board believes that such a transaction is in the Company's best interests, and even if (as here) the transaction does not jeopardize the Company's status as a REIT for tax purposes. This provision may only be amended or eliminated by a two-thirds vote of the Company's voting stock. The non-waivability of the Excess Share Provision is fundamentally unfair where, as shown above, the Taubman family and its friends now purport to control more than one-third of the Company's outstanding voting stock, because the Excess Share Provision cannot be amended or eliminated without the affirmative vote and imprimatur of the Taubman family -- if the Taubman family is permitted to vote the Series B Preferred Stock and the New 3% Shares. The Company did not disclose to the public stockholders at any time that the non-waivable Excess Share Provision would effectively be forever embedded in the Articles by virtue of the Series B Preferred Stock given to the Taubman family.

         54. Although the Company's board cannot directly waive the Excess Share Provision, given the impediment that the Excess Share Provision, in conjunction with the Series B Preferred Stock and the New 3% Shares, poses to the public shareholders' consideration of the offer, the board should not permit the Taubman family to vote its Series B Preferred Stock or the New 3% Shares at any shareholder vote that affects the ability of the SPG Tender Offer to proceed. The family's economic interest in TRG, the Company's operating partnership, is in a separate legal entity and does not justify a veto power over the ability of the public shareholders of the Company (the publicly-traded REIT) to take advantage of the SPG Tender Offer. The board's current and continuing failure to prevent the family from voting its purported blocking position simply confirms that the board continues to defer completely to the wishes of the Taubman family at the expense of the public stockholders.

        SPG TAKES STEPS TO ALLOW THE COMPANY'S SHAREHOLDERS TO REMOVE THE EXCESS SHARE PROVISION AND THE COMPANY'S BOARD ACTS TO THWART AND IMPEDE
                                  THOSE STEPS

         55. On December 16, 2002 SPG announced that it had filed a preliminary proxy statement with the SEC to enable SPG to solicit proxies from shareholders of the Company to call a special meeting of the Company's shareholders. The purpose of the meeting (the "Excess Share Provision Special Meeting") would be to allow the Company's shareholders to vote on a proposal to amend the Company's charter so that the purchase of shares by SPG in connection with its tender offer would not trigger the Excess Share Provision. Under its by-laws, the Company is required to hold a special meeting if presented with proxies from holders of at least 25% of the Company's outstanding voting shares. Under the Company's by-laws (as they existed on December 16, 2002), holders of 25% of the Company's outstanding voting shares were able to call a special meeting "at any time and for any purpose" upon notice to be given at least 10 and not more than 60 days prior to the meeting.

         56. Four days later, on December 20, 2002, in direct reaction to SPG's announced intention to call a special meeting, the Company announced that the board, at a meeting that day, had amended the Company's by-laws purportedly "to specify in more detail the timing and procedures that would apply to a special meeting requested by the shareholders." In fact, the purpose and effect of the amendment (the "Meeting Delay Amendment") is to delay and impede SPG's ability to convene a special meeting to propose the elimination of the Excess Share Provision that stands in the way of SPG presenting its offer to the shareholders. Whereas the prior by-laws permitted holders of 25% of the Company's voting shares unilaterally to call a special meeting to be held on a date of their choosing between 10 and 60 days after providing notice thereof, the amended by-laws eliminate this right.

         57. The Meeting Delay Amendment instead provides that, upon shareholder request, it is the COMPANY that calls the meeting and selects the date. The Meeting Delay Amendment further provides that, within 10 business days after receiving notice of a request by holders of 25% of the Company's voting shares for a special meeting, the board is to fix a record date and meeting date for such special meeting, "which meeting date shall be set for not less than 30 nor more than 90 days after the date of such board action." In other words, by virtue of the Meeting Delay Amendment the board has arrogated to itself the power to set the meeting date and to delay it by several weeks -- if not months -- beyond the date that could have been chosen by the shareholders. The Meeting Delay Amendment has no valid corporate purpose, and constitutes an improper interference with the shareholder franchise.

         58. In announcing the Meeting Delay Amendment, the board reiterated its opposition to the SPG Tender Offer and specifically recommended to the Company's shareholders that they vote against SPG's proposal to eliminate the Excess Share Provision at the Excess Share Provision Special Meeting. The board also made a point of saying that "Holders of more than a third of the voting power . . .will vote against" SPG's proposal to amend the charter to eliminate the Excess Share Provision, thereby serving as a reminder that the Taubman family, if permitted to vote its Series B Preferred Stock and New 3% Shares, has an effective veto power over the SPG Tender Offer.

                        DECLARATORY AND INJUNCTIVE RELIEF

         59. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. ss. 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy exists because the board is breaching its fiduciary duties by allowing a stockholder -- who owns 1% of the economic interest in the Company -- to tell it what to do. The board has failed -- and continues to fail -- to discharge its fiduciary duties by failing to give independent scrutiny and evaluation to SPG's premium all cash offer, thus depriving the public shareholders of the right to choose for themselves whether to accept the SPG offer. Furthermore, the Taubman family is also breaching the duties that it owes, as a purported controlling shareholder, to the public stockholders by not giving the public shareholders the opportunity to consider SPG's offer -- a transaction that, if the Taubman family chooses, will have no impact on the Taubman family's economic interests, but will substantially benefit the public stockholders.

         60. The interests of defendants in maintaining their grip over the Company is adverse to the interest of the Company's common stockholders in maximizing the value of their holdings. Any purchase by SPG of the Company's outstanding publicly held stock has effectively been rendered impossible because of the non-waivable Excess Share Provision in conjunction with the veto powers purportedly bestowed upon the Taubman family. SPG's ability to obtain the necessary two-thirds vote at the Excess Share Provision Special Meeting to remove the Excess Share Provision from the Company's charter -- and therefore to satisfy a condition to the SPG Tender Offer -- will be rendered futile if the Taubman family is permitted to vote the Series B Preferred Stock and the New 3% Shares at that meeting. The existence of this controversy -- especially given the public tender offer currently in effect -- is causing confusion and uncertainty in the market for public securities. Investors do not know whether, or when, they will have the opportunity to avail themselves of an advantageous all cash offer for their shares. Declaratory relief will serve the public interest by affording relief from such uncertainty and by permitting the holders of the Company's stock to maximize the value of their holdings by, at the very least, having the opportunity to consider the SPG Tender Offer.

         61. Injunctive and declaratory relief is required, INTER ALIA, to declare that the Taubman family's Series B Preferred Stock and the New 3% Shares cannot vote at the Excess Share Provision Special Meeting or any other meeting, to prevent the board from permitting the Taubman family's Series B Preferred Stock and the New 3% Shares to be voted, to prevent the Taubman family from voting that stock at any meeting of shareholders, to prevent the board from using the Meeting Delay Amendment to impede and delay SPG's ability to convene the Excess Share Provision Special Meeting and present its offer to the public shareholders, and to eliminate the uncertainty as to whether and when the Company's public shareholders will be permitted to achieve a superior transaction in the sale of their corporation.

                             FIRST CLAIM FOR RELIEF

                           MICHIGAN CONTROL SHARE ACT
       (MICHIGAN BUSINESS CORPORATION ACT SS. 450.1790 ET SEQ. -- AGAINST
                                ALL DEFENDANTS)

         62. Plaintiffs repeat and reallege Paragraphs 1 through 61 as if fully set forth herein.

         63. The Michigan Control Share Act, Chapter 7B of the Michigan Business Corporation Act (M.B.C.A.ss.450.1790 ET SEQ.), applies to the Company.

         64. Pursuant to the Michigan Control Share Act, control shares are shares of a corporation that, when added to the pre-existing shares owned by a person or in respect to which that person may exercise or direct the exercising of voting power, would entitle that person, immediately after the acquisition of the shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of the voting power of the corporation within any of the following ranges:

         (a) at least one-fifth, but less than one-third, of all voting power;

         (b) at least one-third, but less than a majority, of all voting power; or

         (c)      a majority of all voting power.

         65. Pursuant to the Michigan Control Share Act, a control share acquisition is any direct or indirect acquisition of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.

         66. A person who acquires shares in a control share acquisition without the affirmative vote of a majority of the holders of all disinterested shares entitled to vote does not acquire the right to vote those control shares.

         67. The Series B Preferred Stock increased the Taubman family's claimed voting power with respect to the Company's issued and outstanding shares from less than 1% to 30%. In other words, the Taubman family's voting power purportedly increased from (a) less than one-fifth, to (b) between one-fifth and one-third, and therefore constituted a control share acquisition pursuant to M.B.C.A. ss. 450.1790(2) (a).

         68. On or about November 13, 2002, in connection with the events described in the Schedule 13D, the Taubman family members who hold Series B Preferred Stock formed a group with respect to the voting of the Series B Preferred Stock and the New 3% Shares, giving the group a collective 33.6% of the voting power in the Company. The formation of the group also constituted a control share acquisition pursuant to M.B.C.A. ss. 450.1790(2) (b).

         69. The holders of the Company's disinterested voting stock have not voted to confer any voting rights on the Series B Preferred Stock acquired by the Taubman family in 1998 or with respect to the voting power to be exercised by the Taubman family members who hold Series B Preferred Stock as part of the group formed in connection with the events described in the Schedule 13D.

         70. Accordingly, plaintiffs seek (i) a declaration that pursuant to the Michigan Control Share Act, the Taubman family's Series B Preferred Stock does not have any voting rights, and (ii) injunctive relief prohibiting the Taubman family from voting the Series B Preferred Stock.

         71. Plaintiffs have no adequate remedy at law.

                             SECOND CLAIM FOR RELIEF

                           MICHIGAN CONTROL SHARE ACT
        (MICHIGAN BUSINESS CORPORATION ACT SS. 450.1790 ET SEQ. - AGAINST
                                ALL DEFENDANTS)

         72. Plaintiffs repeat and reallege Paragraphs 1 through 71 as if fully set forth herein.

         73. The Michigan Control Share Act, Chapter 7B of the Michigan Business Corporations Act (M.B.C.A.ss.450.1790 ET SEQ.), applies to the Company.

         74. Pursuant to the Michigan Control Share Act, control shares are shares of a corporation that, when added to the pre-existing shares owned by a person or in respect to which that person may exercise or direct the exercising of voting power, would entitle that person, immediately after the acquisition of the shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of the voting power of the corporation within any of the following ranges:

         (a) at least one-fifth, but less than one-third, of all voting power;

         (b) at least one-third, but less than a majority, of all voting power; or

         (c)      a majority of all voting power.

         75. Pursuant to the Michigan Control Share Act, a control share acquisition is any direct or indirect acquisition of ownership of, or the power to direct the exercise of voting power with respect to issued and outstanding control shares.

         76. A person who acquires shares in a control share acquisition without the affirmative majority vote of the holders of all disinterested shares entitled to vote does not acquire the right to vote those control shares.

         77. On November 15, 2002, the Taubman family announced in the Schedule 13D that certain non-family stockholders, including Robert Larson, Max Fisher and the Rakolta family (and entities they control), had given Robert Taubman irrevocable proxies to vote their shares. In addition, the Taubman family announced that Robert Taubman and William Taubman had exercised a total of 300,000 options. As a consequence of these developments, the Taubman family announced that it now controlled over one-third of the Company's outstanding voting stock.

         78. Even if the 1998 acquisition of the Series B Preferred Stock was not a control share acquisition, the increase of the Taubman family's voting power from 30% to 33.6% by virtue of the New 3% Shares was a control share acquisition. In other words, the Taubman family's voting power purportedly increased from (a) between one-fifth and one-third, to (b) between one-third and a majority, and constituted a control share acquisition pursuant to M.B.C.A. ss. 450.1790(2) (b).

         79. On or about November 13, 2002, in connection with the events described in the Schedule 13D, the Taubman family members who hold Series B Preferred Stock formed a group with respect to the voting of the Series B Preferred Stock and the New 3% Shares, giving the group a collective 33.6% of the voting power in the Company. The formation of the group also constituted a control share acquisition pursuant to M.B.C.A. ss. 450.1790(2) (b).

         80. The holders of the Company's disinterested voting stock have not voted to confer any voting rights on the New 3% Shares or the Series B Preferred Stock.

         81. Accordingly, plaintiffs seek (i) a declaration that pursuant to the Michigan Control Share Act, the New 3% Shares and Series B Preferred Stock do not have any voting rights, and (ii) injunctive relief prohibiting the Taubman family from voting the New 3% Shares or Series B Preferred Stock.

         82. Plaintiffs have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF

                              DECLARATORY JUDGMENT
     (INVALIDITY OF TAUBMAN FAMILY VOTING RIGHTS AND MEETING DELAY AMENDMENT
                            (AGAINST ALL DEFENDANTS)

         83. Plaintiffs repeat and reallege Paragraphs 1 through 82 as if fully set forth herein.

         84. The Series B Preferred Stock and the New 3% Shares do not have the right to vote and should not be allowed to vote at any meeting of shareholders because, INTER ALIA:

         (a) the board is following the dictates of the Taubman family without engaging in a searching, independent and deliberative consideration of the SPG offer, and passively accepting the Taubman family's position that it controls a blocking voting position when, in fact, that position was largely obtained without the shareholder vote required under the Michigan Control Share Act;

         (b) the board has created, and continues to allow, an effective veto position for the Taubman family by giving them the Series B Preferred Stock for no fair consideration for the improper purpose of insulating the Company from third-party proposals such as the SPG Tender Offer;

         (c) the board is depriving the public stockholders of the opportunity to consider SPG's offer and effectively removing from the shareholders the choice of whether or not to tender their shares;

         (d) the board is acquiescing in the Taubman family's arbitrary, irrational and spiteful conduct towards the public shareholders and SPG, that is designed solely to entrench the Taubman family;

         (e) the board is permitting the Series B Preferred Stock given to the Taubman family and the New 3% Shares to effectively prevent amendment of the charter to remove the Excess Share Provision, and failing to take steps to remove this impediment; and

         (f) the Series B Preferred Stock held by the Taubman family and the New 3% Shares have no voting rights under the Michigan Control Share Act.

         85. The Meeting Delay Amendment is a breach of fiduciary duty by the board and an inequitable manipulation of the corporate machinery for an improper purpose, to wit: to delay, impede and interfere with the ability of the Company's shareholders to exercise their right to vote to remove impediments to the SPG Tender Offer.

         86. Plaintiffs have been damaged, and continue to be damaged, as a direct result of defendants' conduct.

         87. Accordingly, plaintiffs seek a declaration that (a) the Taubman family may not validly vote the Series B Preferred Stock and the New 3% Shares under circumstances that would have the effect of foreclosing the SPG Tender Offer and disenfranchising the public shareholder body, including at the Excess Share Provision Special Meeting; and (b) the Meeting Delay Amendment is null and void and of no further force and effect.

         88. Plaintiffs have no adequate remedy at law.

                            FOURTH CLAIM FOR RELIEF

 BREACH OF FIDUCIARY DUTY -- AGAINST ALFRED TAUBMAN AND THE DIRECTOR DEFENDANTS

         89. Plaintiffs repeat and reallege Paragraphs 1 through 88 as if fully set forth herein.

         90. Directors of Michigan corporations, such as the Company, owe a fiduciary duty to the Company's stockholders. Directors also have a fiduciary duty to refrain from interfering with the shareholder franchise and from inequitably manipulating the corporate machinery for improper purposes. In addition, directors have a duty to give due consideration in good faith to a proposal of a material transaction and to act in the best interests of the stockholders.

         91. Pursuant to Michigan Business Corporation Act ss. 450.1541a, directors are required to discharge their duties in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner they reasonably believe to be in the best interests of the corporation.

         92. The conduct set forth above constitutes a continuing breach of the board of directors' fiduciary duties to the Company's non-Taubman family stockholders.

         93. Plaintiffs have been damaged, and continue to be damaged, as a direct result of defendants' conduct.

         94. Accordingly, plaintiffs seek injunctive relief prohibiting the Taubman family from voting the shares of Series B Preferred Stock and the New 3% Shares, and enjoining the Director Defendants from enforcing or applying the Meeting Delay Amendment in connection with the Excess Share Provision Special Meeting or otherwise to impede or delay the ability of the Company's shareholders to vote to remove impediments to the SPG Tender Offer.

         95. Plaintiffs have no adequate remedy at law.

                             FIFTH CLAIM FOR RELIEF

                            BREACH OF FIDUCIARY DUTY
          (AGAINST ALFRED TAUBMAN, ROBERT TAUBMAN AND WILLIAM TAUBMAN)

         96. Plaintiffs repeat and reallege Paragraphs 1 through 95 as if fully set forth herein.

         97. If the Taubman family's Series B Preferred Stock and the new 3% Shares are entitled to be voted, then the Taubman family, including Alfred, Robert and William Taubman, owns or controls more than a third of the voting power of the Company and has an effective veto over the SPG Tender Offer. However, the Taubman family owns only 1% of the economic interests in the Company.

         98. The Taubman family, including defendants Alfred, Robert and William Taubman, exercises control over the business affairs of the Company and owes fiduciary duties to the Company's non-family shareholders.

         99. The Taubman family is exercising actual domination and control over the passive board. Rather than considering the benefits that the SPG offer presents to the public stockholders, and taking affirmative steps to allow the shareholders to reap the benefits of the SPG offer, the board is acting at the direction and behest of the Taubman family.

         100. If the Taubman family's Series B Preferred Stock and the New 3% Shares are entitled to vote, then the Taubman family -- through its stock ownership and the other conduct described herein -- is a "controlling" shareholder.

         101. As a controlling shareholder, the Taubman family owes fiduciary duties to the Company's other shareholders. The Taubman family owns only 1% of the economic interests in the Company, but purports to wield over 33% of the Company's voting power. A proper discharge of the Taubmans' fiduciary duties requires that the Taubman family refrain from voting its Series B Preferred Stock and the New 3% Shares because persons with a 1% economic stake in the Company should not be able to use their voting power to deny the overwhelming shareholder body a right to consider freely and fairly an all-cash offer in their economic interests. This disparity threatens to inflict serious harm and injury to the Company's public shareholders, who stand to gain enormous financial benefits if the Taubman family does not vote its Series B Preferred Stock and the New 3% Shares.

         102. Plaintiffs have been damaged, and continue to be damaged, as a result of the Taubman family's conduct.

         103. Accordingly, plaintiffs seek (i) a declaration that the Taubman family's voting of its Series B Preferred Stock and the New 3% Shares constitutes a breach of the fiduciary duties owed by the Taubman family to the Company's shareholders, and (ii) injunctive relief prohibiting the Taubman family from voting its shares of Series B Preferred Stock and the New 3% Shares.

         104. Plaintiffs have no adequate remedy at law.

                               IRREPARABLE INJURY

         105. Plaintiffs repeat and reallege Paragraphs 1 through 104 as if fully set forth herein.

         106. Plaintiffs and the holders of the Company's common stock face the prospect of immediate, severe and irreparable injury should the Taubman family be permitted to vote the Series B Preferred Stock and the New 3% Shares. If the requested relief is not granted, the conditions to the extremely valuable and compelling SPG Tender Offer, including those relating to the Excess Share Provision Special Meeting, will not be satisfied, and SPG will lose the unique opportunity to make its tender offer. Furthermore, the public stockholders will lose the unique opportunity to participate in the SPG Tender Offer and receive a premium for their shares. In addition, if the requested relief is not granted, defendants will successfully impede and frustrate the public stockholders' right to vote and interfere with the shareholder franchise.

         107. Voting of the Series B Preferred Stock and the New 3% Shares will, unless enjoined, impede the SPG Tender Offer, interfere with the voting rights of the non-Taubman family stockholders, disenfranchise the holders of the Company's common stock, and deprive those stockholders of a premium bid for their shares that they would otherwise be able to consider.

         108. If the Meeting Delay Amendment is permitted to stand, the ability of the Company's disinterested shareholders to vote to repeal the Excess Share Provision, and thereby facilitate the completion of the SPG Tender Offer, will also be substantially impeded and delayed.

         WHEREFORE, plaintiffs respectfully demand that the Court enter judgment against defendants and in favor of plaintiffs, and that the Court issue an
Order:

         (a) Declaring that pursuant to the Michigan Control Share Act, the Series B Preferred Stock and the New 3% Shares do not have any voting rights;

         (b) Preliminarily and permanently enjoining the Director Defendants from allowing the Taubman family to vote its Series B Preferred Stock and the New 3% Shares;

         (c) Preliminarily and permanently enjoining the Taubman family from voting its Series B Preferred Stock and the New 3% Shares;

         (d) Declaring that the Director Defendants have breached -- and are breaching -- their fiduciary duties owed to the Company's shareholders;

         (e) Declaring that the Taubman family has breached -- and is breaching -- its fiduciary duties owed to the Company's shareholders;

         (f) Preliminarily and permanently enjoining the Director Defendants from enforcing or applying the Meeting Delay Amendment in connection with the Excess Share Provision Special Meeting or otherwise to impede or delay the ability of the Company's shareholders to vote to remove impediments to the SPG Tender Offer;

         (g) Declaring that the Meeting Delay Amendment is null and void and of no further force and effect; and

         (h) Granting to plaintiffs such other and further relief as the Court deems fair and equitable.

Dated: February 5, 2003


                                    Respectfully submitted,

                                    MILLER, CANFIELD, PADDOCK &
                                       STONE, P.L.C.


                                    By:      /s/ Carl H. von Ende
                                       ---------------------------------
                                             Carl H. von Ende (P21867)
                                             Todd A. Holleman (P57699)
                                    150 West Jefferson, Suite 2500
                                    Detroit, Michigan  48226-4415
                                    Telephone:  (313) 963-6420
                                    Facsimile:  (313) 496-7500

                                    Attorneys for Plaintiffs

                                    WILLKIE FARR & GALLAGHER
                                    787 Seventh Avenue
                                    New York, New York  10019
                                    Telephone:  (212) 728-8000
                                    Facsimile:  (212) 728-8111

                                    Attorneys for SPG Plaintiffs


                                    SKADDEN, ARPS, SLATE, MEAGHER,
                                       & FLOM LLP

                                    300 South Grand Avenue
                                    Los Angeles, California  90071
                                    Telephone:  (213) 687-5000
                                    Facsimile:  (213) 687-5600

                                    Attorneys for Randall J. Smith